VIA EDGAR

August 21, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Eranga Dias, Esq.

Re:	QuickLogic Corporation
Registration Statement on Form S-3
File No. 333-289610
Request for Acceleration of Effectiveness

Dear Mr. Dias:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, QuickLogic Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 3:00 PM Eastern Time on August 22, 2025, or as soon thereafter as practicable.

Please contact Sara Terheggen of The NBD Group, Inc. at (310) 890-0110 should you have any questions or require additional information regarding this request.

Very truly yours,

QUICKLOGIC CORPORATION

   /s/ Elias Nader

Name: Elias Nader

Title: Chief Financial Officer and Senior Vice President of Finance

cc: Sara Terheggen, The NBD Group, Inc.